UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 1, 2020

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Maxar Technologies Inc.
File No. 1-38228

DigitalGlobe, Inc.
File No. 1-34299

CF#37287

Maxar Technologies Inc. (successor to DigitalGlobe, Inc.) submitted an application under Rule 24b-2 requesting extensions of previous grants of confidential treatment for information it excluded from the Exhibits to the Forms listed below.

Based on representations by Maxar Technologies Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public through the time period specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted Through
10.1	10-Q	November 5, 2010, as amended May 24, 2011	September 1, 2030
10.1	10-Q	November 1, 2011, as amended February 24, 2012	September 1, 2030
10.4	10-K	February 29, 2012	September 1, 2030
10.46	10-Q	May 1, 2012	September 1, 2030
10.52	10-Q	October 31, 2012	September 1, 2030
10.53	10-K	February 26, 2013	September 1, 2030
10.56	10-Q	May 7, 2013	September 1, 2030
10.60	10-Q	August 6, 2013	September 1, 2030

Exhibit	to Form	Filed on	Confidential Treatment Granted Through
10.2	10-Q	October 31, 2013	September 1, 2030
10.1.10, 10.1.11	10-K	February 26, 2014	September 1, 2030
10.1 through 10.4	10-Q	May 1, 2014	September 1, 2030
10.1 through 10.4	10-Q	July 31, 2014	September 1, 2030
10.1	10-Q	October 30, 2014	September 1, 2030
10.1.21 through 10.1.24	10-K	February 26, 2015	September 1, 2030
10.1 through 10.3	10-Q	April 30, 2015	September 1, 2030
10.1	10-Q	October 29, 2015	September 1, 2030
10.1.29 through 10.1.32	10-K	February 25, 2016	September 1, 2030
10.1 through 10.4	10-Q	April 27, 2016	September 1, 2030
10.1	10-Q	July 28, 2016	September 1, 2030
10.1 through 10.4	10-Q	October 25, 2016	September 1, 2030
10.1.42 through 10.1.44	10-K	February 27, 2017	September 1, 2030
10.1 through 10.4	10-Q	May 2, 2017	September 1, 2030
10.1 through 10.5	10-Q	July 26, 2017	September 1, 2030
10.1.54 through 10.1.69	10-K	March 1, 2019	September 1, 2030

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Patti J. Dennis
Chief, Office of Disclosure Support